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SECURITIE  SSION

15026259

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-46604

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/01/14 and ending 3/31/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Loewen, Ondaatje, McCutcheon USA Limited

Official Use Only
_____
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
148 Yorkville Avenue
(No. and Street)

Toronto   Ontario, Canada   M5R 1C2
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
REPORT: Garrett Herman   (416)964-4455
                                 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, middle name)

6601 N. Avondale Ave., Suite 200
(No. and Street)

Chicago   Illinois   60631
(City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

---

FOR OFFICAL USE ONLY

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*Claims for exemption from the requirement that the annual report covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances
relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Garrett Herman**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Loewen, Ondaatje, McCutcheon USA Limited as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

_____
Signature

<u>Chairman, CEO</u>
Title

_____
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
   (c) Statement of Income (Loss).
   (d) Statement of Cash Flows.
   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
   (g) Computation of Net Capital.
   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
   (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
   (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
   (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
   (m) A copy of the SIPC Supplemental Report.
   (n) Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LOEWEN, ONDAATJE, McCUTCHEON
USA LIMITED

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2015





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Loewen, Ondaatje, McCutcheon USA Limited

We have audited the accompanying statement of financial condition of Loewen, Ondaatje, McCutcheon USA Limited (a Canadian company) (the Company) as of March 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Loewen, Ondaatje, McCutcheon USA Limited management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Loewen, Ondaatje, McCutcheon USA Limited as of March 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
May 18, 2015

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Financial Condition
(Expressed in U.S. dollars)

March 31, 2015

Assets

Cash and cash equivalents	$ 245,935
Segregated cash	67,609
Receivable and deposit with carrying broker	50,000
Prepaid expenses and other assets	8,247
Total assets	**$ 371,791**

Liabilities and Stockholder's Equity (Deficit)

Liabilities:	
Accounts payable and accrued liabilities	$ 44,344
Due to parent	7,503
Subordinated liabilities	-
Total liabilities	**$ 51,847**
Stockholder's equity:	
Capital stock	600,000
Additional paid-in capital	2,220,000
Retained earnings (deficit)	(2,500,056)
Total stockholder's equity (deficit)	319,944
Total liabilities and stockholder's equity (deficit)	**$ 371,791**

The accompanying notes are an integral part of this financial statement

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Notes to Financial Statements
For the year ended March 31, 2015

1. Organization, going concern uncertainty and significant accounting policies:

Loewen, Ondaatje, McCutcheon USA Limited (the "Company") was incorporated under the Ontario Business Corporations Act on September 16, 1993. In the United States of America, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company performs corporate finance services for U.S. institutions and earns commission income for securities trade execution for U.S. resident institutional clients. The Company computes its regulatory net capital under the alternative method. The Company has a Clearing Agreement with RBC Correspondent Services, a division of RBC Capital Markets, LLC ("Clearing Broker"). Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company is a wholly owned subsidiary of LOM, a Canadian-owned and regulated exempt market dealer. LOM is a member of the Ontario Securities Commission. The Company's head office is located in Toronto, Ontario, Canada.

Continuing operations of the Company are dependent on LOM's ability to attract and retain clients on behalf of the Company.

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company has experienced a net loss during the year which casts substantial doubt about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent on the continued financial support of LOM, the achievement of profitable operations through ongoing business activities and/or through a successful transaction involving a merger with a profitable dealer. The Company is currently pursuing various strategies to facilitate the achievement of profitable operations. While there is no certainty that these strategies will be sufficient to permit the Company to continue in operation for the foreseeable future, management believes that the Company will be able to continue as a going concern. These financial statements do not include any adjustments that would be necessary if the going concern basis of presentation were not appropriate.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Notes to Financial Statements
For the year ended March 31, 2015

1. **Organization and significant accounting policies (continued):**

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(a) Cash and cash equivalents:

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

(b) Securities transactions and balances:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis. Interest income is recorded on an accrual basis.

(c) Underwriting and advisory revenue:

Investment banking revenue includes gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger-and-acquisition and financial restructuring or capital market advisory services. Investment banking revenue is recognized when the underwriting is completed under terms of the engagement and the income is reasonably determinable and collection is assured. Investment advisory fees are recognized as earned over the term of the contract.

(d) Fair values of financial assets and liabilities:

Securities are recorded at fair value, and other non-trading assets and liabilities are recorded at their original amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Notes to Financial Statements
For the year ended March 31, 2015

1. Organization and significant accounting policies (continued):

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and therefore, it is difficult to determine their fair value. In those cases, we have estimated fair value taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contracts. These calculations represent management's best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.

FASB ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

All of the Company's assets and liabilities are considered to be Level 1.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Notes to Financial Statements
For the year ended March 31, 2015

1.   **Organization and significant accounting policies (continued):**

(e) Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency translation are included in the statement of operations.

(f) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

(g) Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Notes to Financial Statements
For the year ended March 31, 2015

2. **Financial instruments:**

    (a) Concentration of credit risk:

    All the clearing and depository operations for the Company are performed through the Clearing Broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms.

    In addition, the Company's cash is on deposit at two financial institutions and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

    (b) Fair values of financial instruments:

    The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

    The Company had no financial instruments at March 31, 2015.

3. **Deposit segregated pursuant to federal and other regulations:**

    A cash amount of $67,609 has been segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

4. **Related party transactions:**

    Under an operating agreement dated April 1, 1994, the Company has entered into an arrangement with its parent, LOM, whereby the parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Notes to Financial Statements
For the year ended March 31, 2015

4. Related party transactions (continued):

In January 2011(amended in January 2013), the Company entered into an expense sharing agreement with LOM, its parent, whereby LOM would provide management and administrative services to the Company. The calculation of the amount charged for these services is reviewed and revised from time to time.

The intercompany balance due to the parent of $7,503 is payable on demand and is non-interest bearing.

Expense sharing of $8,177 were charged to the Company by LOM for the year ended March 31, 2015 and are included in operating, general and administration expenses. The Company also reimbursed LOM for bonuses paid in the amount of $130,750 relating to corporate finance and advisory fees.

5. Subordinated loan:

During the year, the Company retired the outstanding loan payable to its Parent Company with the approval of FINRA.

6. Capital stock:

Authorized:		
Unlimited common shares		
Issued and outstanding:		
842,321 common shares	$	600,000
Additional paid up capital		2,220,000
Total Capital	$	2,820,000

During the year, the Company's parent, LOM, contributed additional capital of $530,000 in the Company, reflected as additional paid-in capital.

7. Regulatory net capital requirement:

In the United States of America, as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items pursuant to SEC Rule 15c3-3. At March 31, 2015, the Company had net capital of $310,890, which is $60,890 in excess of the required minimum net capital of $250,000. In April 2015, the Company entered into a new membership agreement with FINRA which requires the Company to maintain minimum net capital of $5,000.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Notes to Financial Statements
For the year ended March 31, 2015

8. **Income taxes:**

The Company files its own federal and state tax returns. For Canadian tax purposes, the Company files a stand-alone tax return.

The income taxes payable consist of current taxes payable and current income taxes of $0, is determined in accordance with FASB ASC 740, *Accounting for Income Taxes.*

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of FASB ASC 740 applies to all tax positions accounted for in accordance with FASB ASC 740 and is effective for the Company for the year ended March 31, 2015. The Company has assessed the impact of this standard and determined there is no material impact on its financial condition or results of operations.

The Company accounts for any potential interest or penalties related to future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2012.

9. **Commitments and contingencies:**

The Company has no lease commitments or contingencies.

10. **Subsequent Events:**

The Company has evaluated the effects of subsequent events that have occurred subsequent to year end, March 31, 2015, and through to May 18, 2015 which is the date the financial statements were available to be issued. On April 17, 2015, the Company returned capital to its Parent Company in the amount of $175,000.

11. **Legal Proceedings:**

In the normal course of business, the Company may be involved in litigation. At March 31, 2015, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

12. **Concentrations:**

Approximately 53% of the Company's total revenue was derived from transactions on behalf of one customer.